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                                EXHIBIT (a) (6)

                  Text of Press Release Dated October 27, 2000


NEWS RELEASE

FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:
James J. Boyne                  or                  Ian J. McPheron
800/225-2222                                        800/225-2222
Ext. 6327                                           Ext. 6845


                      VAN KAMPEN PRIME RATE INCOME TRUST
                 COMPLETES TENDER OFFER FOR ITS COMMON SHARES


        CHICAGO (October 27, 2000) -- Van Kampen Prime Rate Income Trust announced today the final results of its tender offer for its outstanding common shares of beneficial interest. The offer expired at 12:00 Midnight, Eastern Time, on October 13, 2000.

        The Trust said that 63,752,861 common shares, as of the expiration of the tender offer, were validly tendered through the stated expiration date. All 63,752,861 common shares tendered were purchased at a price of $9.31 per common share, the net asset value at the time the offer expired. Payment for the shares purchased was mailed prior to the date hereof.

        As indicated in the Trust's current prospectus, the Board of Trustees of the Trust currently intends, each quarter, to consider authorizing the Trust to make a tender offer for its common shares in order to attempt to provide liquidity to its investors.

        The Trust commenced operations on October 5, 1989 and had total net assets of approximately $6,400,000,000 as of October 13, 2000.

        Van Kampen Prime Rate Income Trust is advised and distributed by subsidiaries of Van Kampen Investments Inc. ("Van Kampen"), a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios, and has more than $100 billion under management or supervision as of September 30, 2000. Van Kampen has more than 50 open-end funds, 38 closed-end funds and more than 2,700 unit investment trusts that are professionally distributed by leading financial advisors nationwide.